UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39474

Burgundy Technology Acquisition Corporation

(Exact name of registrant as specified in its charter)

PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-7099
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant
Class A Ordinary Shares, par value $0.0001 per share
Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant: 0 holders

Class A Ordinary Shares, par value $0.0001 per share: 0 holders

Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Burgundy Technology Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BURGUNDY TECHNOLOGY ACQUISITION CORPORATION

By:	/s/ Leo Apotheker
	Name:	Leo Apotheker
	Title:	Co-Chief Executive Officer

By:	/s/ James Scott Mackey
	Name:	James Scott Mackey
	Title:	Co-Chief Executive Officer

Date: March 11, 2022